Exhibit 12.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

($ in thousands)
Twelve Months Ended September 30,	2005	2004	2003	2002	2001

FIXED CHARGES:
Interest Expense	$42,169	$43,109	$44,989	$44,917	$49,838
Amortization of Debt Premium, Discount and Expense	821	426	855	391	260
Interest Component of Rentals	1,564	1,256	594	12	12

Total Fixed Charges	$44,554	$44,791	$46,438	$45,320	$50,110

EARNINGS:
Net Income before Dividends on Preferred Stock	$104,813	$97,957	$113,662	$40,441	$83,765
Add:
Income Taxes Applicable to Utility Operating Income	49,182	58,463	68,633	28,702	59,009
Income Taxes Applicable to Non- Utility Operating Income and Other Income (Expenses)—Net	12,436	2,439	(665)	3,175	(1,993)
Total Fixed Charges	44,554	44,791	46,438	45,320	50,110

Total Earnings	$210,985	$203,650	$228,068	$117,638	$190,891

Ratio of Earnings to Fixed Charges	4.7	4.5	4.9	2.6	3.8